Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Income from continuing operations	$3,658	$1,709	$2,761	$4,104
Additions:
Fixed charges
Interest expense	15,087	15,930	44,602	47,944
Capitalized interest	591	124	1,445	607
	15,678	16,054	46,047	48,551
Deductions:
Capitalized interest	(591)	(124)	(1,445)	(607)
Net loss attributable to noncontrolling interests	10	—	17	—
Adjusted earnings	18,755	17,639	47,380	52,048
Fixed charges (from above)	$15,678	$16,054	$46,047	$48,551
Ratio of earnings to fixed charges	1.20	1.10	1.03	1.07

Debt service coverage ratio:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net income attributable to the controlling interests	$3,668	$5,840	109,309	$18,438
Additions:
Interest expense (1)	15,087	16,259	44,602	48,929
Real estate depreciation and amortization (1)	24,354	24,383	71,508	75,489
Income tax expense	46	6	117	30
Non-real estate depreciation	113	203	486	614
	39,600	40,851	116,713	125,062
Deductions:
Gain on sale of real estate (1)	—	—	(106,555)	(3,195)
Adjusted EBITDA	43,268	46,691	119,467	140,305
Debt service
Interest expense	15,087	16,259	44,602	48,929
Principal amortization	1,065	823	2,860	2,466
	$16,152	$17,082	$47,462	$51,395
Debt service coverage ratio	2.68	2.73	2.52	2.73
(1) Includes discontinued operations